

Meghan Thornton · 3rd

Vice President and General Manager of mySongbird LLC

San Francisco, California, United States · 500+ connections ·

Contact info

mySongbird, LLC

 **University of Illinois Urban Champaign**

Experience

Vice President and General Manager

mySongbird, LLC · Full-time

Apr 2020 – Present · 11 mos

Studio Lead Writer

Fogbank Entertainment, FoxNext Games

Apr 2018 – Mar 2020 · 2 yrs

San Francisco Bay Area

Responsible for writing, narrative design (choice space and branching), editing, and providing feedback to other writers on pitches and season development for Storyscape interactive narrative mobile app.

...see more



Lead Writer

Telltale Games

Nov 2013 – Mar 2018 · 4 yrs 5 mos

Responsible for writing, narrative design, editing, team management and collaboration across departments.

"Batman: Season 2"   ...see more

Sequence Supervisor/Senior Lighting and Lookdev Technical Director
Industrial Light and Magic
Mar 2006 – Nov 2013 · 7 yrs 9 mos

Transformers 4
Pacific Rim
Avengers
Transformers 3   ...see more



Lead Lighting Technical Director
Animal Logic
Sep 2004 – Jan 2006 · 1 yr 5 mos

Happy Feet

Show 2 more experiences ⌄

Education



University of Illinois Urbana-Champaign
BS, Electrical Engineering, Computer Science

